Exhibit 99.1

Additional Material U.S. Federal Income Tax Considerations
The following is a summary of certain additional material U.S. federal income tax considerations with respect to the ownership of our securities. This summary supplements and should be read together with "Material U.S. Federal Income Tax Considerations" in the base prospectus dated December 28, 2017, which is included in and forms part of part of our registration statement on Form S-3 (No. 333-220923).
Recent Legislation
The recently enacted tax law informally titled the Tax Cuts and Jobs Act ("TCJA") made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their shareholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Pursuant to this legislation, as of January 1, 2018, (1) the U.S. federal income tax rate applicable to corporations is reduced to 21%, (2) the highest marginal individual income tax rate is reduced to 37% (through taxable years ending in 2025), (3) the corporate alternative minimum tax is repealed, and (4) the backup withholding rate for U.S. holders is reduced to 24%. In addition, individuals, estates and trusts may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not "capital gain dividends" or "qualified dividend income," subject to certain limitations. For taxpayers qualifying for the full deduction, the effective maximum tax rate on ordinary REIT dividends would be 29.6% (through taxable years ending in 2025). The maximum rate of withholding with respect to our distributions to non-U.S. holders that are treated as attributable to gains from the sale or exchange of United States real property interests is also reduced from 35% to 21%. The deduction of net interest expense is limited for all businesses; provided that certain businesses, including real estate businesses, may elect not to be subject to such limitations and instead to depreciate their real property related assets over longer depreciable lives. The reduced corporate tax rate will apply to any domestic TRSs that we form. To the extent that any such domestic TRS has interest expense that exceeds its interest income, the net interest expense limitation could potentially apply to such TRS.
Under the TCJA, we generally will be required to take certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments or RMBS, such as original issue discount or market discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments or RMBS issued with original issue discount, for tax years beginning after December 31, 2018. To the extent that this rule requires the accrual of income earlier than under the general tax rules, it could increase our "phantom income," which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized.
The maximum U.S. federal income tax rate applicable to "qualified dividend income" payable by non-REIT corporations to U.S. taxpayers taxed at individual rates remains 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate noted above could cause investors who are taxed at individual rates and regulated investment companies to perceive investments in the stocks of REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the stock of REITs, including our common shares.
We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our securities.